Form of Cover Letter to Unitholders

ALPHA CORE STRATEGIES FUND

50 South LaSalle Street

Chicago, Illinois, 60603

January 16, 2025

Dear Investor:

We are writing to inform you of important dates relating to a repurchase offer by Alpha Core Strategies Fund (the “Fund”). If you are not interested in tendering your common interests in the Fund (“Common Units”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on January 16, 2025 and end at 5:00 p.m., Central Time, on February 14, 2025. The purpose of the repurchase offer is to provide liquidity to holders of the Common Units. Common Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Common Units or a portion of your Common Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by email so that it arrives no later than 5:00 p.m., Central time, on February 14, 2025.

If you do not wish to sell your Common Units during this tender offer period, simply disregard this notice. No action is required if you do not wish to sell any portion of your Common Units at this time.

All tenders of Common Units must be received by the Fund via email, in good order by 5:00 p.m., Central time, on February 14, 2025, unless the tender offer is extended.

To understand the tender offer fully, and for a more complete discussion of the terms and conditions of the tender offer, we encourage you to read carefully the entire Offer to Purchase and the related Letter of Transmittal, each enclosed herewith. If you have any questions, please refer to the attached Offer document, which contains additional important information about the repurchase offer, or email the Fund at ISQ-AIS50SouthIS@bnymellon.com and 50southops@50southcapital.ntrs.com.

Sincerely,

Jeffrey Buth